Exhibit 99.1

TRX Gold Corporation

Condensed Interim Consolidated

Financial Statements

(Unaudited)

For the three and nine months ended

May 31, 2022 and 2021

TRX Gold Corporation

Condensed Interim Consolidated Statements of Financial Position

(Unaudited)

(Expressed in Thousands of US Dollars)

	May 31, 2022	August 31, 2021
Assets
Current Assets
Cash	$10,465	$13,447
Amounts receivable (Note 5)	1,281	460
Prepaid and other assets (Note 6)	724	332
Inventory (Note 7)	2,248	1,179
Total current assets	14,718	15,418
Mineral property, plant and equipment (Note 8)	50,921	2,482
Exploration and evaluation assets and expenditures (Note 9)	-	38,618
Total assets	$65,639	$56,518
Liabilities
Current Liabilities
Amounts payable and accrued liabilities (Note 10)	$6,512	$5,263
Income tax payable (Note 11)	259	-
Derivative warrant liabilities (Note 12)	3,406	2,149
Total current liabilities	10,177	7,412
Provision for reclamation	2,781	2,681
Total liabilities	12,958	10,093
Shareholders’ equity
Share capital (Note 13)	163,921	158,129
Share based payment reserve (Note 14)	6,022	5,680
Warrants reserve	1,700	1,606
Accumulated deficit	(119,466)	(117,457)
Equity attributable to owners of the Company	52,177	47,958
Non-controlling interests (Note 16)	504	(1,533)
Total shareholders’ equity	52,681	46,425
Total Shareholders’ Equity and Liabilities	$65,639	$56,518

Nature of operations (Note 1)

Commitments and Contingencies (Note 23)

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

TRX Gold Corporation

Condensed Interim Consolidated Statements of Earnings (Loss) and Comprehensive Income (Loss)

(Unaudited)

(Expressed in Thousands of US Dollars)

	Three months ended May 31,		Nine months ended May 31,
	2022	2021	2022	2021
		Restated – notes 2 and 4		Restated – notes 2 and 4
Revenues
Precious metal sales	$5,732	$-	$9,066	$-

Cost of sales
Production costs	(1,076)	-	(2,126)	-
Royalty	(419)	-	(687)	-
Depreciation	(47)	-	(172)	-
Total cost of sales	(1,542)	-	(2,985)	-
Gross profit	4,190	-	6,081	-
General and administrative expense (Note 18)	(2,518)	(2,089)	(7,015)	(5,146)
Financial instrument related cost and other (Note 19)	1,334	2,541	1,115	4,634
Reclamation expense	(12)	(62)	(100)	(131)
Loss on disposal of assets	(26)	(26)	(26)	(26)
Transaction costs on convertible debenture	-	(25)	-	(708)
Foreign exchange	333	(306)	247	(383)
Interest, net and other expense	(5)	-	(15)	(6)
Earnings (loss) before tax	3,296	33	287	(1,766)
Income tax expense (Note 11)	(108)	-	(259)	-
Earnings (loss) and comprehensive income (loss)	$3,188	$33	$28	$(1,766)

Net earnings (loss) and comprehensive income (loss) attributable to:
Non-controlling interest	$1,217	$(483)	$2,037	$(1,200)
Common shares shareholders	$1,971	$516	$(2,009)	$(566)

Net earnings (loss) per share attributable to shareholders (Note 13):
Basic and diluted	$0.01	$0.00	$(0.01)	$(0.00)

Weighted average number of shares outstanding (Note 13):
Basic	274,363,799	254,870,556	263,927,318	224,571,151
Diluted	274,442,500	254,870,556	273,319,836	224,571,151

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

TRX Gold Corporation

Condensed Interim Consolidated Statements of Changes in Equity

(Unaudited)

(Expressed in Thousands of US Dollars)

	Share Capital		Reserves

	Number of Shares	Amount	Share based payments	Warrants	Accumulated deficit	Owner's equity	Non-controlling interests	Total equity

Balance at August 31, 2020	199,975,122	$135,100	$2,748	$728	$(113,453)	$25,123	$(254)	$24,869
Issued for cash, net of share issue costs	38,477,666	23,226	-	-	-	23,226	-	23,226
Warrants issued (Note 15)	-	(8,710)	-	878	-	(7,832)	-	(7,832)
Issued for settlement of convertible debentures	12,150,447	7,015	-	-	-	7,015	-	7,015
Shares issued for settlement of debts related to convertible and gold loans	4,266,321	1,497	-	-	-	1,497	-	1,497
Options exercised (Note 14)	1,000	-	-	-	-	-	-	-
Transfer of reserve on exercise of options	-	1	(1)	-	-	-	-	-
Net loss for the period	-	-	-	-	(566)	(566)	(1,200)	(1,766)
Balance at May 31, 2021	254,870,556	$158,129	$2,747	$1,606	$(114,019)	$48,463	$(1,454)	$47,009
Share based compensation - common shares	-	-	2,933	-	-	2,933	-	2,933
Net loss for the period	-	-	-	-	(3,438)	(3,438)	(79)	(3,517)
Balance at August 31, 2021	254,870,556	$158,129	$5,680	$1,606	$(117,457)	$47,958	$(1,533)	$46,425
Shares issued for settlement of debts (Note 13)	165,889	98	-	-	-	98	-	98
Shares issued for financing (Note 13)	909,901	373	-	-	-	373	-	373
Shares issued for cash, net of share issue costs (Note 13)	17,948,718	3,867	-	-	-	3,867	-	3,867
Options exercised (Note 14)	450,000	258	(111)	-	-	147	-	147
Shares issued for share based payments (Note 13)	1,723,620	1,196	(1,651)	-	-	(455)	-	(455)
Warrants issued (Note 15)	-	-	-	94	-	94	-	94
Share based compensation - expenses (Note 13)	-	-	2,104	-	-	2,104	-	2,104
Net earnings (loss) for the period	-	-	-	-	(2,009)	(2,009)	2,037	28
Balance at May 31, 2022	276,068,684	$163,921	$6,022	$1,700	$(119,466)	$52,177	$504	$52,681

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

TRX Gold Corporation

Condensed Interim Consolidated Statements of Cash Flow

(Unaudited)

(Expressed in Thousands of US Dollars)

	Three months ended May 31,		Nine months ended May 31,
	2022	2021	2022	2021
		Restated – notes 2 and 4		Restated – notes 2 and 4
Operating
Net earnings (loss)	$3,188	$33	$28	$(1,766)
Adjustments for items not involving cash:
Non-cash items (Note 24)	(428)	(2,402)	1,245	(4,346)
Non-cash cost of share issuance	(684)	-	-	665
Changes in non-cash working capital:
Amounts receivable	(741)	320	(821)	144
Inventory	(322)	120	(968)	(170)
Prepaid and other assets	(22)	(67)	(392)	(128)
Amounts payable and accrued liabilities	912	388	1,249	655
Income tax payable	108	-	259	-
Cash provided by (used in) operating activities	2,011	(1,608)	600	(4,946)
Investing
Exploration and evaluation assets and expenditures	-	(2,621)	(2,192)	(6,150)
Pre-adoption of IAS 16 proceeds from gold sales	-	526	535	1,636
Purchase of mineral property, plant and equipment	(4,468)	(410)	(8,483)	(464)
Cash used in investing activities	(4,468)	(2,505)	(10,140)	(4,978)
Financing
Proceeds from issuance of shares and warrants	-	-	7,147	24,400
Issue costs	(17)	-	(589)	(1,839)
Repayment of leases	-	-	-	(27)
Proceeds from issuance of convertible debentures	-	-	-	1,000
Cash (used in) provided by financing activities	(17)	-	6,558	23,534
Net increase (decrease) in cash	(2,474)	(4,113)	(2,982)	13,610
Cash, beginning of period	12,939	21,776	13,447	4,053
Cash, end of period	$10,465	$17,663	$10,465	$17,663

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

TRX Gold Corporation

Notes to the Condensed Interim Consolidated Financial Statements

(Unaudited)

For the Three and Nine Month Periods Ended May 31, 2022 and 2021

(Expressed in Thousands of US dollars, except for share and per share amounts)

1.	Nature of Operations

The Company was originally incorporated under the corporate name “424547 Alberta Ltd.” in the Province of Alberta on July 5, 1990, under the Business Corporations Act (Alberta). The name of the Company was changed to TRX Gold Corporation on May 27, 2022 (“TRX Gold”, “Group” or the “Company”). The address of the Company’s registered office is 400 3rd Avenue SW, Suite 3700, Calgary, Alberta, T2P 4H2, Canada. The address of the Company’s principal place of business is 150 King Street West, Suite 200, Toronto, Ontario, M5H 1J9. The Company’s principal business activity is the exploration, development and production of mineral property interests. The Company’s mineral properties are located in United Republic of Tanzania (“Tanzania”).

The Company’s common shares are listed on the Toronto Stock Exchange in Canada and New York Stock Exchange American in the United States of America.

2.	Basis of Preparation and Significant Accounting Policies

a)	Basis of presentation and measurement

These unaudited condensed interim consolidated financial statements (“interim financial statements”) of the Company and its subsidiaries have been prepared in accordance with International Financial Reporting Standard (“IFRS”), International Accounting Standard 34, Interim Financial Reporting (“IAS 34”), as issued by the International Accounting Standards Board (“IASB”). These interim financial statements do not contain all of the required annual disclosures and should be read in conjunction with the Company’s audited consolidated financial statements for the year ended August 31, 2021.

The interim financial statements have been prepared on a historical cost basis except for certain financial instruments which have been measured at fair value.

Statement of financial position items are classified as current if receipt or payment is due within twelve months. Otherwise, they are presented as non-current.

During the year ended August 31, 2021, the Company changed its presentation currency from the Canadian dollar to the US dollar. The Company believes that the change in presentation currency will provide shareholders with a better reflection of the Company’s business activities and enhance the comparability of the Company’s financial information to its peers. For more details, see Note 4 of these interim financial statements. Reference herein of $ or USD is to US dollars, C$ or CAD is to Canadian dollars.

These interim financial statements were approved by the Board of Directors for issue on July 14, 2022.

b)	Significant accounting policies

The accounting policies applied in these interim financial statements are consistent with those applied in the preparation of the Company’s annual consolidated financial statements for the year ended August 31, 2021 except as noted and clarified below.

TRX Gold Corporation

Notes to the Condensed Interim Consolidated Financial Statements

(Unaudited)

For the Three and Nine Month Periods Ended May 31, 2022 and 2021

(Expressed in Thousands of US dollars, except for share and per share amounts)

Mineral properties – Construction in progress

All expenditures undertaken in the development, construction, installation and/or completion of mine production facilities to extract, treat, gather, transport and store of minerals are capitalized and initially classified as “Construction in progress”. All expenditures related to the construction of a mine and obtaining access to the orebody are considered to be capital development and are capitalized. Expenses incurred after reaching the orebody are regarded as operating costs and are included in the cost of ore.

Upon the commencement of commercial production, all related assets included in “Construction in progress” are reclassified to “Mineral properties” or “Property, plant and equipment”. Determination of commencement of commercial production is a complex process and requires significant assumptions and estimates. The commencement of commercial production is defined as the date when the mine is capable of operating in the manner intended by management. The Company considers primarily the following factors, among others, when determining the commencement of commercial production:

·	All major capital expenditures to achieve a consistent level of production and desired capacity have been incurred;
·	A reasonable period of testing of the mine plant and equipment has been completed;
·	A predetermined percentage of design capacity of the mine and mill has been reached; and
·	Required production levels, grades and recoveries have been achieved.

Amendments to IAS 16, Property Plant and Equipment

The Company has early adopted amendments to IAS 16, Property Plant and Equipment as amended in 2020 and are effective for annual reporting periods beginning on or after January 1, 2022. The amendments prohibit the deduction from the cost of an item of property, plant and equipment any proceeds received from the sales of the items produced while bringing the asset to the location and condition necessary for it to be capable of operating in the manner intended by management. Instead, the entity recognizes the proceeds from the sale of such items, and the cost of producing those items in the Condensed Interim Consolidated Statements of Earnings (Loss) and Comprehensive Income (Loss). There was no impact of this adoption to the comparative periods as these amendments are only applicable to assets accounted for under IAS 16.

Revenue recognition

Revenue from the sale of gold is measured based on the agreed gold price related to the spot gold price specified in a contract with a customer. The Company recognizes revenue when the Company transfers control of its gold over to a customer, either in the form of refined gold or gold doré bars, and no further performance obligation is required from the Company. Typically, the transfer of control occurs when the customer has taken delivery and the consideration is received, or to be received.

TRX Gold Corporation

Notes to the Condensed Interim Consolidated Financial Statements

(Unaudited)

For the Three and Nine Month Periods Ended May 31, 2022 and 2021

(Expressed in Thousands of US dollars, except for share and per share amounts)

Inventory

Inventory classifications include stockpiled ore, gold in-circuit inventory, gold doré inventory and supplies. The value of all production inventories includes direct production costs and attributable overhead incurred to bring the materials to their current point in the processing cycle. General and administrative costs for the corporate office are not included in any inventories. All inventories are valued at the lower of cost and net realizable value, with net realizable value determined with reference to market prices, less estimated future production costs to convert inventories into saleable form. If carrying value exceeds net realizable value, a write-down is recognized. The write-down may be reversed in a subsequent period if the circumstances which caused the write-down no longer exists.

i)	Stockpiled ore represents unprocessed ore that has been mined and is available for future processing. Stockpiled ore is measured by estimating the number of tonnes through physical surveys and contained ounces. Stockpiled ore value is based on the costs incurred, including depreciation and applicable mine-site overheads, in bringing the ore to the stockpile. Costs are added to the stockpiled ore based on current mining costs and are removed at the average costs per tonne of ore in the stockpile.

ii)	Gold in-circuit inventory represents material that is currently being processed to extract the contained gold into a saleable form. The amount of gold in-circuit is determined by assay values and by measure of the various gold bearing materials in the recovery process. The in-circuit gold is valued at the average of the beginning inventory and the costs of material fed into the processing stream plus in-circuit conversion costs including applicable mine-site overheads.

iii)	Gold doré inventory is saleable gold in the form of doré bars that have been poured. Included in the costs are the direct costs of mining and processing operations as well as direct mine site overheads.

iv)	Supplies inventories include equipment parts and other consumables required in the mining and ore processing activities and are valued at the lower of average cost and net realizable value.

c)	New accounting pronouncements

New standards and amendments issued but not yet effective or adopted are described below

i)	In May 2021, the IASB issued amendments to IAS 12, Income Taxes. The amendments to IAS 12 narrow the scope of the initial recognition exemption so that it no longer applies to transactions which give rise to equal amounts of taxable and deductible temporary differences. The Company is to recognize a deferred tax asset and deferred tax liability for temporary differences arising on initial recognition for certain transactions, including leases and reclamation provisions. The amendments to IAS 12 are effective for annual reporting periods beginning on or after January 1, 2023, with early adoption permitted.

The Company is currently evaluating the impact of these amendments on its consolidated financial statements prior to the effective date.

TRX Gold Corporation

Notes to the Condensed Interim Consolidated Financial Statements

(Unaudited)

For the Three and Nine Month Periods Ended May 31, 2022 and 2021

(Expressed in Thousands of US dollars, except for share and per share amounts)

ii)	IAS 1, Presentation of Financial Statements In January 2020, the IASB issued an amendment to IAS 1, Presentation of Financial Statements, to clarify one of the requirements under the standard for classifying a liability as non-current in nature. The amendment includes:

§	Specifying that an entity’s right to defer settlement must exist at the end of the reporting period;
§	Clarifying that classification is unaffected by management’s intentions or expectations about whether the entity will exercise its right to defer settlement;
§	Clarifying how lending conditions affect classification; and – Clarifying if the settlement of a liability refers to the transfer of cash, equity instruments, other assets or services.

The Company is currently evaluating the impact of these amendments on its consolidated financial statements prior to the effective date.

3.	Significant Accounting Judgments, Estimates and Assumptions

The preparation of financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the reported amounts of assets, liabilities and expenses. Estimates and judgments are regularly evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. Uncertainty about these assumptions and estimates could result in outcomes that require a material adjustment to the carrying amount of assets or liabilities affected in future periods. The following discusses the most significant accounting policy judgments and accounting estimates that the Company has made in the preparation of the interim financial statements that could result in a material effect during the current reporting period on the carrying amounts of assets and liabilities:

a)	Accounting Policy Judgements

The Company made the following critical judgements in applying its accounting policies during the nine months period ended May 31, 2022:

i)	Exploration and Evaluation Assets and Expenditures

The application of the Company’s accounting policy for exploration and evaluation assets and expenditures requires judgment to determine whether future economic benefits are likely, from either future exploitation or sale, or whether activities have not reached a stage that permits a reasonable assessment of the existence of reserves, and to determine whether indicators of impairment exist including factors such as, the period for which the Company has the right to explore, expected renewals of exploration rights, whether substantive expenditures on further exploration and evaluation of resource properties are budgeted and evaluation of the results of exploration and evaluation activities up to the reporting date.

ii)	Determination of Commercial Viability and Technical Feasibility of the Buckreef Gold Project

The application of the Company’s accounting policy for mineral property development costs required judgment to determine when technical feasibility and commercial viability of the Buckreef Gold Project was demonstrable. The Company considered the positive NI 43-101 compliant Preliminary Feasibility Study (“PFS”) published in 2018, updated resource in 2020, the results from the 120 tonnes per day “tpd” oxide processing plant constructed for testing purposes and interim operation of 360 tpd plant, all of which led to a decision to construct a 1,000+ tpd processing plant with an expectation of generating a positive long-term return on the Buckreef Gold Project based on a positive Net Present Value generated from a discounted cash flow model.

TRX Gold Corporation

Notes to the Condensed Interim Consolidated Financial Statements

(Unaudited)

For the Three and Nine Month Periods Ended May 31, 2022 and 2021

(Expressed in Thousands of US dollars, except for share and per share amounts)

b)	Estimates and Assumptions

The preparation of interim financial statements in conformity with IFRS requires management to make estimates and assumptions that affect the reported amount of assets and liabilities, the disclosure of contingent assets and liabilities as at the date of the condensed consolidated interim financial statements and the reported amount of revenues and expenses for the reporting period.

The main sources of estimation uncertainty and critical judgments by management applicable to these interim financial statements are the same as those presented in the Company’s consolidated financial statements for the year ended August 31, 2021.

i)	Exploration and Evaluation Assets and Expenditures

As noted above, during the three months ended November 30, 2021, with the construction decision from the Board of Directors, the Buckreef Gold Project transitioned from an exploration and evaluation asset under IFRS 6 to mineral property, plant and equipment under IAS 16. At the time of the transition from exploration and evaluation to mineral property, plant and equipment, the Company completed an impairment test as required by IFRS 6. The impairment test compared the carrying amount of the Buckreef Gold Project to its recoverable amount. The recoverable amount is the higher of the value in use and the fair value less costs of disposal. The Company estimated the recoverable amount using the discounted cash flow model as noted above. The significant assumptions that impacted the resulting fair value include future gold prices, capital cost estimates, operating cost estimates, estimated reserves and resources and the discount rate. Upon completion of the impairment tests, the Company concluded that there was no impairment.

4.	Change in Presentation Currency

Effective September 1, 2020, the Company changed its presentation currency to US dollars from CAD dollars. The Company believes that the change in presentation currency will provide shareholders with a better reflection of the Company’s business activities and enhance the comparability of the Company’s financial information to peers. The change in presentation currency represents a voluntary change in accounting policy, which is accounted for retrospectively. The interim consolidated financial statements for all periods presented have been translated into the new presentation currency in accordance with IAS 21 – The Effects of Changes in Foreign Exchange Rates.

The condensed interim consolidated statements of earnings (loss) and comprehensive Income (loss) and the condensed interim consolidated statements of cash flows have been translated into the presentation currency using the average exchange rates prevailing during each reporting period. In the condensed interim consolidated statements of financial position, all assets and liabilities have been translated using the period end exchange rates, and all resulting exchange differences have been recognized in accumulated deficit. Asset and liability amounts previously reported in Canadian dollars have been translated into US dollars as at May 31, 2021, using the period end exchange rates of 1.207 CAD/USD, and shareholders’ equity balances have been translated using historical rates in effect on the date of the transactions.

TRX Gold Corporation

Notes to the Condensed Interim Consolidated Financial Statements

(Unaudited)

For the Three and Nine Month Periods Ended May 31, 2022 and 2021

(Expressed in Thousands of US dollars, except for share and per share amounts)

The change in presentation currency resulted in the following impact on the May 31, 2021 condensed interim consolidated statement of financial position:

	As at May 31, 2021
	Reported at May 31, 2021 in CAD	Presentation currency change	Restated at May 31, 2021 in USD
Consolidated statement of financial position
Cash	21,320	(3,657)	17,663
Other current assets	1,817	(311)	1,506
Non-current assets	45,103	(7,737)	37,366
Total assets	68,240	(11,705)	56,535

Current liabilities	8,108	(1,391)	6,717
Long term debt	3,391	(582)	2,809
Total liabilities	11,499	(1,973)	9,526
Share capital	207,804	(49,675)	158,129
Reserves	5,602	(1,249)	4,353
Accumulated deficit and other comprehensive income	(154,770)	40,751	(114,019)
Non-controlling interests	(1,895)	441	(1,454)
Total shareholders’ equity	56,741	(9,732)	47,009

Total shareholders’ equity and liabilities	68,240	(11,705)	56,535

The change in presentation currency resulted in the following impact on the May 31, 2021 consolidated statement of comprehensive income (loss):

	Reported at May 31, 2021 in CAD Three months	Presentation currency change	Reported at May 31, 2021 in USD Three months
General and administrative expense	(2,273)	(184)	(2,089)
Other income (expense)	1,965	157	2,122
Net loss and comprehensive loss	(308)	341	33
Earnings per share – basic and diluted	(0.00)	-	0.00

TRX Gold Corporation

Notes to the Condensed Interim Consolidated Financial Statements

(Unaudited)

For the Three and Nine Month Periods Ended May 31, 2022 and 2021

(Expressed in Thousands of US dollars, except for share and per share amounts)

	Reported at May 31, 2021 in CAD Nine months	Presentation currency change	Reported at May 31, 2021 in USD Nine months
General and administrative expense	(6,231)	1,085	(5,146)
Other income (expense)	4,344	(964)	3,380
Net loss and comprehensive loss	(1,887)	(121)	(1,766)
Earnings per share attributable to shareholders – basic and diluted	(0.01)	-	(0.01)

The change in presentation currency resulted in the following impact on the May 31, 2021 consolidated statement of cash flow:

	Reported at May 31, 2021 in CAD	Presentation currency change	Restated at May 31, 2021 in USD
Cash used in operating activities	(7,688)	2,742	(4,946)
Cash used in investing activities	(6,254)	1,276	(4,978)
Cash provided by financing activities	29,968	(6,434)	23,534
Net increase in cash	16,026	(2,416)	13,610
Cash beginning of period	5,294	(1,241)	4,053
Cash end of period	21,320	(3,657)	17,663

5.	Amounts receivable

	May 31, 2022	August 31, 2021
Receivable from precious metal sales	$664	-
Sales tax receivables (1)	576	432
Other	41	28
Amounts Receivable	$1,281	$460

(1)	Sales tax receivables are due from government tax authorities in Canada and Tanzania.

TRX Gold Corporation

Notes to the Condensed Interim Consolidated Financial Statements

(Unaudited)

For the Three and Nine Month Periods Ended May 31, 2022 and 2021

(Expressed in Thousands of US dollars, except for share and per share amounts)

Below is an aged analysis of the Company’s amounts receivable:

	May 31, 2022	August 31, 2021
Less than 1 month	$703	$23
1 to 3 months	36	43
Over 3 months	542	394
	$1,281	$460

At May 31, 2022, the Company anticipates full recovery of these amounts and therefore no impairment has been recorded against these receivables. The credit risk on the receivables is further discussed in Note 21.

The Company holds no collateral for any receivable amounts outstanding as at May 31, 2022.

6.	Prepaid and other assets

	May 31, 2022	August 31, 2021
Drilling	$-	$200
Insurance	10	54
Listing fees	82	32
Conference fees	38	-
Other	87	46
Subtotal	217	332
Financing fees	507	-
Total Prepaid Expenses	$724	$332

7.	Inventory

Inventory consists of stockpiled ore, gold in-circuit, gold doré and supplies required during the course of exploration, development and production from its operations. IAS 2 requires allocation of fixed and variable production overheads that are incurred in converting materials into finished goods. The following is a breakdown of items in inventory:

	May 31, 2022	August 31, 2021
Stockpiled ore	$1,916	$712
In-circuit	162	350
Precious metals inventory	2,078	1,062
Supplies	170	117
Total Inventory	$2,248	$1,179

TRX Gold Corporation

Notes to the Condensed Interim Consolidated Financial Statements

(Unaudited)

For the Three and Nine Month Periods Ended May 31, 2022 and 2021

(Expressed in Thousands of US dollars, except for share and per share amounts)

8.	Mineral property, plant and equipment

	Construction in progress	Processing plant and related infrastructure	Machinery and equipment	Other	Total
Cost
As at September 1, 2020	$-	$2,657	$1,220	$161	$4,038
Additions	-	622	437	-	1,059
Disposals	-	-	(703)	(79)	(782)
As at August 31, 2021	$-	$3,279	$954	$82	$4,315
Additions	5,262	2,519	376	39	8,196
Disposals	-	-	(55)	-	(55)
Transfer from E&E assets	40,563	-	-	-	40,563
As at May 31, 2022	$45,825	$5,798	$1,275	$121	$53,019
Accumulated depreciation
As at September 1, 2020	$-	$1,212	$1,015	$73	$2,300
Depreciation expense	-	128	144	14	286
Disposals	-	-	(686)	(67)	(753)
As at August 31, 2021	$-	$1,340	$473	$20	$1,833
Depreciation expense	-	121	160	13	294
Disposals	-	-	(29)	-	(29)
As at May 31, 2022	$-	$1,461	$604	$33	$2,098
Net book value	-
As at August 31, 2021	$-	$1,939	$481	$62	$2,482
As at May 31, 2022	$45,825	$4,337	$671	$88	$50,921

No depreciation or depletion has been recorded for the Construction in progress assets including transferred E&E assets as they are not ready for use as intended by management.

TRX Gold Corporation

Notes to the Condensed Interim Consolidated Financial Statements

(Unaudited)

For the Three and Nine Month Periods Ended May 31, 2022 and 2021

(Expressed in Thousands of US dollars, except for share and per share amounts)

9.	Exploration and evaluation assets and expenditures

The Company explores or acquires gold or other precious metal concessions through its own efforts or through the efforts of its subsidiaries. All of the Company’s concessions are located in Tanzania.

The continuity of expenditures on mineral property is as follows:

Buckreef Gold Project:

At the time of the transition from exploration and evaluation to mineral property, plant and equipment, the Company completed an impairment test as required by IFRS 6. The impairment test compared the carrying amount of the Buckreef Gold Project to its recoverable amount. The recoverable amount is the higher of the value in use and the fair value less costs of disposal. The Company estimated the recoverable amount using the discounted cash flow model as noted above. The significant assumptions that impacted the resulting fair value include future gold prices, capital cost estimates, operating cost estimates, estimated reserves and resources and the discount rate. Upon completion of the impairment tests, the Company concluded that there was no impairment.

Buckreef

Balance, August 31, 2020	$30,997
Exploration expenditures:
Camp, field supplies and travel	356
License fees and exploration and field overhead	2,809
Geological consulting and field wages	3,150
Trenching and drilling	605
Mine design	1,321
Mining and processing costs	987
Change in estimate of asset retirement obligation	(133)
Gold sales	(2,524)
Payments to STAMICO as per Joint Venture agreement	1,050
Balance, August 31, 2021	$38,618
Exploration expenditures:
Camp, field supplies and travel	172
License fees and exploration and field overhead	861
Geological consulting and field wages	67
Trenching and drilling	550
Mine design	227
Mining and processing costs	431
Gold sales	(535)
Payments to STAMICO as per Joint Venture agreement	172
Balance, November 30, 2021	$40,563
Reclassification to mineral property, plant and equipment (Note 8)	(40,563)
Balance, May 31, 2022	$-

TRX Gold Corporation

Notes to the Condensed Interim Consolidated Financial Statements

(Unaudited)

For the Three and Nine Month Periods Ended May 31, 2022 and 2021

(Expressed in Thousands of US dollars, except for share and per share amounts)

10.	Amounts payable and accrued liabilities

	May 31, 2022	August 31, 2021
Amounts payable	$4,247	$1,748
Accrued liabilities	2,265	3,515
Total Amount Payables and Accrued Liabilities	$6,512	$5,263

The following is an aged analysis of the amounts payable and accrued liabilities:

	May 31, 2022	August 31, 2021
Less than 1 month	$2,874	$2,161
1 to 3 months	1,227	119
Over 3 months	2,411	2,983
	$6,512	$5,263

11.	Income tax

Income tax expense is recognized based on management’s estimate of the weighted average annual income tax rate expected for the full financial year. During the three months and nine months ended May 31, 2022, the Company recorded net income at its Buckreef Gold Project and recognized a current income tax expense of $108 and $259 (three months and nine months ended May 31, 2021 - $nil) based on the current Tanzanian statutory tax rates. The maximum amount of tax losses that a business can utilize in Tanzania is 70% of its net profit for the current year. The remaining 30% net profit is subject to a statutory tax rate of 30% for an effective tax rate of 9%.

12.	Derivative warrant liabilities

Private Placement Warrants:

During the year ended August 31, 2021, the Company issued warrants for the Company’s common shares pursuant to a financing in December 2020 and February 2021 (Note 15).

During the nine months period ended May 31, 2022, the Company issued warrants for the Company’s common shares pursuant to a financing in January 2022 (Note 15).

The balance of the derivative warrant liabilities (level 3) is as follows:

Amount
Balance at August 31, 2020	$551
Warrants issued February 11, 2021 (Note 15)	7,830
Fair value adjustment	(6,232)
Balance at August 31, 2021	$2,149

Warrants issued January 26, 2022 (Note 15)	2,665
Fair value adjustment	(1,408)
Balance at May 31, 2022	$3,406

Derivative warrant liabilities of $3.4 million will only be settled by issuing equity of the Company.

TRX Gold Corporation

Notes to the Condensed Interim Consolidated Financial Statements

(Unaudited)

For the Three and Nine Month Periods Ended May 31, 2022 and 2021

(Expressed in Thousands of US dollars, except for share and per share amounts)

Significant assumptions used in determining the fair value of the derivative warrant liabilities are as follows:

	May 31, 2022	August 31, 2021
Share price	$0.34	$0.41
Risk-free interest rate	2.14% – 2.77%	0.19% – 0.67%
Dividend yield	0%	0%
Expected volatility	47% – 55%	60%– 70%
Remaining term (in years)	1.2 – 4.7	1.9 – 4.4

The fair value is classified as level 3 as expected volatility is determined using historical volatility and is therefore not an observable input.

13.	Shareholders’ equity

a)	Share Capital

i)	Activity during the nine month period ended May 31, 2022:

On September 30, 2021, the Company issued 165,889 common shares at a fair value of $98 (value of outstanding liability settled) to settle outstanding fees owed totaling $98.

On January 20, 2022, the Company entered into a purchase agreement, where the Company, in its sole discretion, will have the right from time to time over a 36-month period to sell up to $10 million of its shares. Upon closing, the Company issued 909,901 common shares at a fair value of $373 (closing price of share on that date) to settle commitment fees related to the purchase agreement.

On January 26, 2022, the Company completed the sale of 17,948,718 common shares together with warrants to purchase 17,948,718 common shares for $7.0 million. The common shares and warrants were issued at $0.39 for each common share and a purchase warrant with the right of each whole warrant to purchase one common share at $0.44 for a period of five years from the issue date. The Company also issued 628,205 placement agent warrants with the same terms and incurred commission and other costs of $0.7 million out of which $0.09 million was allocated to the warrants and expensed in the condensed interim consolidated statements of earnings (loss) and comprehensive income (loss). The warrants issued with the common shares are classified as a liability (Note 12).

The placement agent warrants are considered an equity-settled share-based payment transaction and are measured at their fair value and classified as equity.

On May 31, 2022, the Company issued 1,723,620 common shares with a value of $1.2 million and cash payment of $0.5 million, as withholding taxes, to satisfy the $1.7 million liability associated with the Omnibus Equity Incentive Plan granted to certain senior management of the Company.

ii)	Activity during the year ended August 31, 2021:

On February 11, 2021, the Company completed the sale of 32,923,078 common shares together with warrants to purchase 16,461,539 common shares for $21.4 million. The common shares and warrants were issued at $0.65 for each common share and a purchase warrant with the right of each whole warrant to purchase one common share at $0.80 for a period of five years from the issue date. The Company also issued 1,152,307 broker warrants with the same terms and incurred commission and other costs of $1.8 million out of which $0.7 million was allocated to the warrants and expensed in the statement of comprehensive loss. The warrants issued with the common shares are classified as a liability (Note 12). The broker warrants are considered an equity-settled share-based payment transaction and are measured at their fair value and classified as equity.

TRX Gold Corporation

Notes to the Condensed Interim Consolidated Financial Statements

(Unaudited)

For the Three and Nine Month Periods Ended May 31, 2022 and 2021

(Expressed in Thousands of US dollars, except for share and per share amounts)

On December 23, 2020, the Company completed the sale of 5,554,588 common shares together with warrants to purchase 2,777,268 common shares for $3.0 million in the aggregate. The common shares and warrants were issued at $0.54 for each common share and a one-half purchase warrant with the right of each whole warrant to purchase one common share at $1.50 for a period of three years from the issue date. The warrants are classified as equity.

During the year ended August 31, 2021, $7.0 million of Tranche A Convertible Debentures, representing the entire outstanding balance, were converted and retired resulting in the issuance of 12,150,447 common shares of the Company. The fair value of the convertible debentures at the dates of conversion was in aggregate of $7.0 million.

b)	Earnings (loss) per share:

For the three months and nine months period ended May 31, 2022 and 2021, share warrants and stock options were excluded from the calculation of diluted earnings per share due to the exercise prices being greater than the average market price of the Company’s common shares for the respective periods.

For the three and nine months period ended May 31, 2022, 3,872,000 and nil of the outstanding share options and 31,930,340 and 41,970,074 outstanding warrants were excluded from the computation of diluted earnings (loss) per share.

14.	Share based payment reserve

Period/year ended	May 31, 2022	August 31, 2021
Balance at beginning of period/year	$5,680	$2,748
Share based compensation – expense (Note 17)	2,104	2,933
Transfer of reserve on exercise of options and other share-based awards	(1,762)	(1)
Balance at end of period/year	$6,022	$5,680

Omnibus Equity Incentive Plan

Effective June 26, 2019, the Company adopted the Omnibus Equity Incentive Plan dated June 26, 2019 (the “Omnibus Plan”), which Omnibus Plan was approved by the shareholders on August 16, 2019, subsequently updated and approved by the shareholders on February 25, 2022.

The purposes of the Omnibus Plan are: (a) to advance the interests of the Company by enhancing the ability of the Company and its subsidiaries to attract, motivate and retain employees, officers, directors, and consultants, which either of directors or officers may be consultants or employees; (b) to reward such persons for their sustained contributions; and (c) to encourage such persons to take into account the long-term corporate performance of the Company.

The Omnibus Plan provides for the grant of options, restricted share units, deferred share units and performance share units (collectively, the “Omnibus Plan Awards”), all of which are described in detail in the Form 20-F Annual Report for the year ended August 31, 2021.

The Omnibus Plan provides for the grant of other share-based awards to participants (“Other Share-Based Awards”), which awards would include the grant of common shares. All Other Share-Based Awards will be granted by an agreement evidencing the Other Share-Based Awards granted under the Omnibus Plan.

TRX Gold Corporation

Notes to the Condensed Interim Consolidated Financial Statements

(Unaudited)

For the Three and Nine Month Periods Ended May 31, 2022 and 2021

(Expressed in Thousands of US dollars, except for share and per share amounts)

Subject to adjustments as provided for under the Omnibus Plan, the maximum number of shares issuable pursuant to Omnibus Plan Awards outstanding at any time under the Omnibus Plan shall not exceed 10% of the aggregate number of common shares outstanding from time to time on a non-diluted basis; provided that the acquisition of common shares by the Company for cancellation shall not constitute non-compliance with the Omnibus Plan for any Omnibus Plan Awards outstanding prior to such purchase of common shares for cancellation.

As at May 31, 2022, the Company had 11,329,201 (August 31, 2021 – 12,513,055) options available for issuance under the Omnibus Plan.

The continuity of outstanding stock options for the nine month period ended May 31, 2022 and year ended August 31, 2021 is as follows:

	Number of stock options	Weighted average exercise price per share
Balance – August 31, 2020	7,352,000	CAD $0.41
Options exercised	(1,000)	CAD $0.40
Balance – August 31, 2021	7,351,000	CAD $0.41
Options exercised	(450,000)	CAD $0.42
Options expired	(1,565,000)	CAD $0.41
Balance – May 31, 2022	5,336,000	CAD $0.41

Options to purchase common shares carry exercise prices and terms to maturity as follows:

				Remaining
Exercise price (1)	Number of options		Expiry	contractual
Outstanding $	Outstanding	Exercisable	Date	life (years) (1)
CAD $0.40	2,454,000	2,454,000	October 11, 2026	4.4
CAD $0.43	2,782,000	2,782,000	September 29, 2026	4.3
CAD $0.35	100,000	100,000	January 2, 2027	4.6
CAD $0.41	5,336,000	5,336,000		4.4

(1)	Total represents weighted average.

TRX Gold Corporation

Notes to the Condensed Interim Consolidated Financial Statements

(Unaudited)

For the Three and Nine Month Periods Ended May 31, 2022 and 2021

(Expressed in Thousands of US dollars, except for share and per share amounts)

15.	Warrants reserve

Warrant issuances:

Activity during the nine month period ended May 31, 2022:

During the nine month period ended May 31, 2022, the Company issued 17,948,718 five-year warrants with an exercise price of $0.44 pursuant to the registered direct offering described in Note 13.

The 17,948,718 five-year warrants were ascribed a fair value of $2.67 million which was valued using the Black-Scholes pricing model with the following assumptions: dividend yield 0%; risk free interest 1.65%; volatility 52% and an expected life of 60 months. The warrants were recognized under warrant liability on the condensed interim consolidated statement of financial position (Note 12).

The 628,205 five-year warrants issued to the placement agent were ascribed a fair value of $0.09 million which was valued using the Black-Scholes pricing model with the following assumptions: dividend yield 0%; risk free interest 1.65%; volatility 52% and an expected life of 60 months. The warrants were recognized under warrant reserve on the statement of financial position.

Activity during the year ended August 31, 2021:

During the year ended August 31, 2021, the Company issued 2,777,268 three-year warrants with an exercise price of $1.50 as well as 16,461,539 five-year warrants with an exercise price of $0.80 pursuant to the equity financings described above.

The 2,777,268 three-year warrants were ascribed a fair value of $0.4 million which was valued using the Black-Scholes pricing model with the following assumptions: dividend yield 0%; risk free interest 0.18%; volatility 69% and an expected life of 36 months. The warrants were recognized under reserve for warrants on the statement of financial position.

The 16,461,539 five-year warrants were ascribed a fair value of $7.8 million which was valued using the Black-Scholes pricing model with the following assumptions: dividend yield 0%; risk free interest 0.46%; volatility 62% and an expected life of 60 months. The warrants were recognized under warrant liability on the consolidated statement of financial position (Note 12).

The 1,152,307 five-year warrants issued to the brokers were ascribed a fair value of $0.5 million which was valued using the Black-Scholes pricing model with the following assumptions: dividend yield 0%; risk free interest 0.46%; volatility 62% and an expected life of 60 months. The warrants were recognized under warrant reserve on the condensed interim consolidated statement of financial position.

TRX Gold Corporation

Notes to the Condensed Interim Consolidated Financial Statements

(Unaudited)

For the Three and Nine Month Periods Ended May 31, 2022 and 2021

(Expressed in Thousands of US dollars, except for share and per share amounts)

Warrants outstanding:

The continuity of outstanding warrants for the nine months ended May 31, 2022 and year ended August 31, 2021 is as follows:

	Number of warrants	Weighted average exercise price per share
Balance – August 31, 2020	3,289,938	1.19
Warrants issued	20,391,114	0.89
Balance – August 31, 2021	23,681,052	0.94
Warrants issued	18,576,923	0.44
Warrants expired	(287,901)	0.93
Balance – May 31, 2022	41,970,074	0.72

At May 31, 2022, the following warrants and compensation warrants were outstanding:

	Number of Warrants	Exercise price	Expiry date
Convertible debenture warrants – July 27, 2020	3,002,037	$1.2125	July 27, 2023
Private placement financing warrants – December 23, 2020	2,777,268	$1.50	December 23, 2023
Private placement financing warrants – February 11, 2021	16,461,539	$0.80	February 11, 2026
Private placement financing broker warrants – February 11, 2021	1,152,307	$0.80	February 11, 2026
Private placement financing warrants – January 26, 2022	17,948,718	$0.44	January 26, 2027
Private placement financing placement agent warrants – January 26, 2022	628,205	$0.44	January 26, 2027
Balance, May 31, 2022	41,970,074	-	-

The outstanding warrants have a weighted average exercise price of $0.72 and weighted average remaining contractual life of 3.8 years.

TRX Gold Corporation

Notes to the Condensed Interim Consolidated Financial Statements

(Unaudited)

For the Three and Nine Month Periods Ended May 31, 2022 and 2021

(Expressed in Thousands of US dollars, except for share and per share amounts)

16.	Non-controlling interest

The changes to the non-controlling interest for the nine month period ended May 31, 2022 and year ended August 31, 2021 are as follows:

Year ended	May 31, 2022	August 31, 2021
Balance at beginning of period/year	$(1,533)	$(254)
Non-controlling interest’s 45% share of Buckreef Gold’s comprehensive earnings (loss)	2,037	(1,279)
Balance at end of period/year	$504	$(1,533)

The following is summarized financial information for Buckreef Gold:

	May 31, 2022	August 31, 2021
Current assets	$3,904	$2,920
Long term assets	50,840	40,353
Current liabilities	(3,775)	(2,908)
Asset retirement obligation	(2,781)	(2,681)
Advances from parent	(38,357)	(33,728)

Revenue	9,066	-
Comprehensive earnings (loss) for the period/year	$4,528	$(2,841)

17.	Related party transactions

Related parties include the Board of Directors and officers, extended relatives and enterprises that are controlled by these individuals as well as certain consultants performing similar functions.

Remuneration of Directors and key management personnel of the Company was as follows:

	Three months ended May 31, 2022	Three months ended May 31, 2021	Nine months ended May 31, 2022	Nine months ended May 31, 2021
Remuneration[1]	$(463)	$(402)	$(1,291)	$(1,317)
Share based expense	(612)	-	(2,125)	-
Total	$(1,075)	(402)	$(3,416)	$(1,317)

(1)	Remuneration includes salaries and benefits for certain key management personnel and director fees. The board of directors do not have employment or service contracts with the Company. Directors are entitled to director fees and share based payments for their services and officers are entitled to cash remuneration and share based payments for their services.

TRX Gold Corporation

Notes to the Condensed Interim Consolidated Financial Statements

(Unaudited)

For the Three and Nine Month Periods Ended May 31, 2022 and 2021

(Expressed in Thousands of US dollars, except for share and per share amounts)

As of May 31, 2022, included in amounts payable is $0.2 million of board fees (August 31, 2021 - $0.5 million) due to related parties with no specific terms of repayment.

During the year ended August 31, 2021, the Company granted common shares upon hiring key management personnel in the aggregate of:

a)	1.56 million common shares having a fair market value of $1.1 million on the respective start dates of the key Management (December 1, 2020 to May 18, 2021).

b)	Common shares on the first, second and third anniversary dates of the greater of up to 2.02 million, 3.55 million and 2.82 million common shares; or common shares having a fair market value of to $1.4 million, $2.5 million and $2.0 million provided that 80% of such issuance shall be guaranteed and 20% shall be subject to certain financial milestones to be determined by the Board of Directors respectively.

The common shares had a value of $7.0 million at grant date that is amortized over the service period. $2.1 million was recognized during the nine months period ended May 31, 2022 (for the nine months period ended May 31, 2021 - $nil).

18.	General and administrative expense

	Three months ended May 31, 2022	Three months ended May 31, 2021	Nine months ended May 31, 2022	Nine months ended May 31, 2021
Directors’ fees	$(144)	$(109)	$(331)	$(374)
Office and general	(404)	(49)	(908)	(309)
Shareholder information	(81)	(259)	(378)	(486)
Professional fees	(183)	(334)	(497)	(900)
Salaries, benefits and consulting	(791))	(967)	(2,112)	(2,493)
Severance	(17)	-	(259)	-
Share based expense	(612)	-	(2,125)	-
Travel and accommodation	(72)	(27)	(176)	(115)
Depreciation	(11)	(78)	(21)	(202)
Other	(203)	(266)	(208)	(267)
General and administrative expense	$(2,518)	$(2,089)	$(7,015)	$(5,146)

TRX Gold Corporation

Notes to the Condensed Interim Consolidated Financial Statements

(Unaudited)

For the Three and Nine Month Periods Ended May 31, 2022 and 2021

(Expressed in Thousands of US dollars, except for share and per share amounts)

19.	Financial instrument related costs and other

	Three months ended May 31, 2022	Three months ended May 31, 2021	Nine months ended May 31, 2022	Nine months ended May 31, 2021
Gain on derivative warrant liabilities	$1,345	$2,542	$1,408	$6,204
Transaction costs on derivative warrant liabilities	(11)	-	(293)	(655)
Change in fair value of convertible debentures	-	-	-	(904)
Withholding tax costs	-	(1)	-	(11)
Total financial instrument related costs and other	$1,334	$2,541	$1,115	$4,634

20.	Management of Capital

The Company's objective when managing capital is to obtain adequate levels of funding to support its exploration and development activities, to obtain corporate and administrative functions necessary to support organizational functioning, to obtain sufficient funding to further the identification and development of precious metals deposits, and to develop and construct a low cost open-pit gold mine.

The Company manages its capital structure based on the funds available to the Company, in order to support the exploration and development of mineral properties. The Board of Directors does not establish quantitative return on capital criteria for management, but rather relies on the expertise of the Company's management to sustain future development of the business. The Company defines capital to include its shareholders’ equity. In order to carry out the planned exploration and pay for administrative costs, the Company will spend its existing working capital and may raise additional amounts as needed. The Company will continue to assess new properties and seek to acquire an interest in additional properties if it feels there is sufficient geologic or economic potential and if it has adequate financial resources to do so. Management reviews its capital management approach on an ongoing basis and believes that this approach, given the relative size of the Company, is reasonable. There were no changes in the Company's approach to capital management during the nine month period ended May 31, 2022. The Company is not subject to externally imposed capital requirements.

The Company considers its capital to be shareholders’ equity, which is comprised of share capital, reserves, and deficit, which as at May 31, 2022 totaled $52.2 million (August 31, 2021 - $48.0 million).

The Company may raise capital, as necessary, to meet its needs and take advantage of perceived opportunities and, therefore, does not have a numeric target for its capital structure. Funds are primarily secured through equity capital raised by way of private placements, however, debt and other financing alternatives may be utilized as well. There can be no assurance that the Company will be able to continue raising equity capital in this manner.

The Company invests all capital that is surplus to its immediate operational needs in short term, liquid and highly rated financial instruments, such as cash, and short-term guarantee deposits, all held with major North American financial institutions and North American treasury deposits.

TRX Gold Corporation

Notes to the Condensed Interim Consolidated Financial Statements

(Unaudited)

For the Three and Nine Month Periods Ended May 31, 2022 and 2021

(Expressed in Thousands of US dollars, except for share and per share amounts)

21.	Financial Instruments

Fair Value of Financial Instruments

Cash and derivative warrant liabilities are classified as fair value through profit and loss. Amounts payable are classified as other financial liabilities, which are measured at amortized cost. Amounts receivable are measured at amortized cost.

The carrying value of the Company’s cash, amounts receivable, amounts payable approximate their fair value due to the relatively short-term nature of these instruments.

Fair value estimates are made at a specific point in time, based on relevant market information and information about financial instruments. These estimates are subject to and involve uncertainties and matters of significant judgment, therefore cannot be determined with precision. Changes in assumptions could significantly affect the estimates.

The Company classifies its financial instruments carried at fair value according to a three-level hierarchy that reflects the significance of the inputs used in making the fair value measurements. The three levels of fair value hierarchy are as follows:

·	Level 1 – Unadjusted quoted prices in active markets for identical assets or liabilities;
·	Level 2 – Inputs other than quoted prices that are observable for assets and liabilities, either directly or indirectly; and
·	Level 3 – Inputs for assets or liabilities that are not based on observable market data.

As of May 31, 2022 and August 31, 2021, cash is recorded at fair value under level 1 within the fair value hierarchy, and derivative warrant liabilities (Note 12) are classified as level 3.

The following table shows the valuation techniques used in measuring Level 3 fair values for derivative warrant liabilities, as well as the significant unobservable inputs used.

Type	Valuation Technique	Key Inputs
Derivative warrant liabilities	The fair value of the warrant liabilities has been calculated using a Black-Scholes pricing model combined with a discounted cash flow methodology.

Key observable inputs

·  Share price (May 31, 2022: $0.34, August 31, 2021: $0.41)

· Risk-free interest rate (May 31, 2022: 2.14% to 2.77%, August 31, 2021: 0.19% to 0.67%)

·  Dividend yield (May 31, 2022: 0%, August 31, 2021: 0%)

Key unobservable inputs

·  Expected volatility (May 31, 2022: 47% to 55%, August 31, 2021: 60% to 70%)

Sensitivity Analysis

For the fair values of derivative warrant liabilities, reasonably possible changes to expected volatility, the significant unobservable input, holding other inputs constant would have the following effects:

Derivative Warrant Liabilities	May 31, 2022
Comprehensive Loss	Increase	Decrease
Expected volatility (20% movement vs. the model input)	$915	$(920)

TRX Gold Corporation

Notes to the Condensed Interim Consolidated Financial Statements

(Unaudited)

For the Three and Nine Month Periods Ended May 31, 2022 and 2021

(Expressed in Thousands of US dollars, except for share and per share amounts)

A summary of the Company’s risk exposures as they relate to financial instruments are reflected below:

Credit Risk

Credit risk is the risk of an unexpected loss if a third party to a financial instrument fails to meet its contractual obligations. The Company is subject to credit risk on the cash balances at the bank and accounts and other receivables and the carrying value of those accounts represent the Company’s maximum exposure to credit risk. The amounts receivable consists primarily of amounts due from gold sales and government taxation authorities. The Company has not recorded an impairment or allowance for credit risk as at May 31, 2022, or August 31, 2021.

Liquidity Risk

The Company’s approach to managing liquidity risk is to ensure that it will have sufficient liquidity to meet liabilities when due. As at May 31, 2022, the Company had cash of $10.5 million, current assets of $14.7 million and current liabilities of $10.1 million. Current working capital of the Company is $4.5 million. Within working capital, current liabilities include $3.4 million in derivative liabilities which will only be settled by issuing equity of the Company. The Company has identified that further funding may be required for working capital purposes, and to finance the Company’s in-fill drilling, exploration program and development of mining assets.

Foreign Currency Risks

The Company is exposed to the financial risk related to the fluctuation of foreign exchange rates. The Company has offices in Canada, USA, and Tanzania, and holds cash mainly in Canadian, Tanzanian shillings and United States currencies. A significant change in the currency exchange rates between the US dollar relative to Canadian dollar and Tanzanian shillings could have an effect on the Company’s results of operations, financial position, or cash flows. At May 31, 2022, the Company had no hedging agreements in place with respect to foreign exchange rates. As the majority of the transactions of the Company are denominated in US and Tanzanian Shilling currencies, movements in the foreign exchange rates may not have a material impact on the consolidated statements of comprehensive income (loss).

22.	Segmented information

Operating Segments

At May 31, 2022 the Company’s operations comprise of a single reporting operating segment engaged in mineral exploration and development in Tanzania. The Company’s corporate division only earns interest revenue that is considered incidental to the activities of the Company and therefore does not meet the definition of an operating segment as defined in IFRS 8 ‘Operating Segments’. As the operations comprise a single reporting segment, amounts disclosed in the condensed interim consolidated financial statements also represent operating segment amounts.

An operating segment is defined as a component of the Company:

·	that engages in business activities from which it may earn revenues and incur expenses;
·	whose operating results are reviewed regularly by the entity’s chief operating decision maker; and
·	for which discrete financial information is available.

TRX Gold Corporation

Notes to the Condensed Interim Consolidated Financial Statements

(Unaudited)

For the Three and Nine Month Periods Ended May 31, 2022 and 2021

(Expressed in Thousands of US dollars, except for share and per share amounts)

Geographic Segments

The Company is in the business of mineral exploration and production in the country of Tanzania. During the nine months ended May 31, 2022, revenue was derived from one source. Information concerning the Company’s geographic locations is as follows:

	Nine months ended May 31, 2022	Nine months ended May 31, 2021
Revenue
Tanzania	$9,066	$-
	$9,066	$-

	May 31, 2022	August 31, 2021
Non-current assets
Canada	$-	$28
Tanzania	50,921	41,072
	$50,921	$41,100

23.	Commitments and Contingencies

Commitments:

In order to maintain existing site mining and exploration licenses, the Company is required to pay annual license fees. As at May 31, 2022 and August 31, 2021 these licenses remained in good standing and the Company is up to date on license payments.

Contingencies:

The Company is involved in litigation and disputes arising in the normal course of operations. Management is of the opinion that the outcome of any potential litigation will not have a material adverse impact on the Company’s financial position or results of operations. Accordingly, no provisions for the settlement of outstanding litigation and potential claims have been accrued.

TRX Gold Corporation

Notes to the Condensed Interim Consolidated Financial Statements

(Unaudited)

For the Three and Nine Month Periods Ended May 31, 2022 and 2021

(Expressed in Thousands of US dollars, except for share and per share amounts)

24.	Non-cash items

	Three months ended May 31, 2022	Three months ended May 31, 2021	Nine months ended May 31, 2022	Nine months ended May 31, 2021
Depreciation	$58	$78	$193	$202
Gain (loss) on derivative warrant liabilities	1,471	(2,568)	1,408	(5,575)
Change in fair value of convertible debentures	-	-	-	904
Share based expense	(1,995)	-	(482)	-
Reclamation expense	12	62	100	131
Forgiveness of interest	-	-	-	(34)
Loss on assets disposal	26	26	26	26
Total Non-cash items	$(428)	$(2,402)	$1,245	$(4,346)